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                                                                    EXHIBIT 99.2


          MESSAGE TO STOCKHOLDERS WHO TELEPHONE FOR PROXY INFORMATION

STOCKHOLDER HEARS THIS SCRIPT:

Thank you for calling Strong Funds. For information on the Strong Schafer Value Fund proxy please press one. To speak with a representative press two.

On August 12, 1998, the Board of Directors of the Strong Schafer Value Fund considered various Fund matters, and approved a new investment advisory agreement with Strong Schafer Capital Management, LLC.

This advisory agreement is subject to a shareholder vote. As a Strong Schafer Value Fund shareholder you have been sent a proxy asking you to approve Strong Schafer Capital Management, LLC as the Fund's investment advisor.

The approval of the investment advisory agreement will not change the Fund's portfolio manager or its fee structure. If the new investment advisory agreement is approved by shareholders, David Schafer will continue in his role as portfolio manager of the Strong Schafer Value Fund employing the same investment style that he has since the Fund began over twelve years ago.
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You may vote your proxy by calling the toll free number listed on your proxy card, by visiting our website at www.strong-funds.com, or by mailing the proxy card you've received in the postage paid envelope. Your vote is important and we appreciate your timely reply. Thank you for calling the Strong Funds.


For additional information or to speak with a representative please press zero.